





TomTom and Johnson Controls collaborate to bring new features and functions to car navigation products

- Johnson Controls bluetooth Mobile Device Gateway enables full integration of TomTom portable navigation systems into the vehicle electronics -

September 28th 2006, Paris - TomTom, a leading navigation solution provider, and Johnson Controls (NYSE: JCI), a leader in automotive interior experience, - today announce a joint development relationship which will enable TomTom satellite navigation devices to become truly integrated into vehicle electronic systems.

Johnson Controls has created a 'Bluetooth Mobile Device Gateway' targeted for production in 2008 model year vehicles. This technology enables an electronic device – such as a TomTom satellite navigation system – to communicate with the car's communication network, resulting in innovative and safe navigation.

This Johnson Controls technology provides a fast and efficient solution to incorporate the latest satellite navigation devices into new cars.

Through Johnson Controls' voice recognition technology, the user will be able to verbally command the TomTom GO device for even greater ease of use.

Consumers will also see intuitive features as a result of the collaboration, such as automatic notification by a TomTom device that fuel is low, giving the customer the choice to be rerouted to the nearest fuel station.

A demonstration of how these new services work is available at the TomTom booth during the **Paris Motor Show 2006 (Hall 2.1, Stand A 121)**.

The driver of a vehicle equipped with Johnson Controls' Bluetooth Mobile Device Gateway can benefit from navigation instructions and MP3 sound being wirelessly provided over the in-car stereo speakers.

Another example showcasing the innovative information is that the driver would be able to select a POI (point of interest) – such as a nearby restaurant – on a TomTom device touch screen. The system then could automatically dial the restaurant's telephone number, so the driver could make reservations via his/her mobile phone using the hands-free functionality of the TomTom device.

Wolfgang Reelitz, vice president of automotive sales at TomTom comments, "The relationship is a perfect marriage of technological advancements which benefits both parties, and most importantly our customers. It proves our commitment to constantly innovate and provide the best satellite navigation experience. The system truly changes the in-car portable satellite navigation experience improving quality and functionality."

"Consumers around the world increasingly are discovering the benefits of vehicle navigation devices, which deliver convenience, safety and ease-of-use," said Jim Geschke, vice president and general manager of electronics, North America for Johnson Controls. "TomTom is the leader in the retail navigation market, and we're pleased to provide an advanced wireless gateway - with this Bluetooth Mobile Device Gateway - for seamlessly integrating the company's products in vehicle interiors."

"As a gateway to connect digital devices to vehicles - thereby adding more convenience, functions and features - this Bluetooth Mobile Device Gateway offers outstanding value for the people who build cars, and those who buy them," said Geschke.

Johnson Controls, with headquarters in Milwaukee, Wisconsin, U.S.A., is a leading, global supplier of automotive seating, interiors, electronics and batteries. TomTom, based in Amsterdam, Netherlands, is a leading global provider of personal navigation products and services.

This Johnson Controls' Mobile Device Gateway technology is based on the Bluetooth wireless standard, a protocol for enabling various digital devices to exchange data reliably over short distances with radio frequency signals. In addition, Bluetooth capability is being offered in a growing number of other electronic devices.

Personal navigation devices from TomTom are sold through a network of leading retailers in 20 nations, and also are available online. The company's products reflect an emphasis on innovation, quality, ease-of-use and value. The TomTom product line-up features all-in-one navigation devices that enable customers to navigate "right out of the box," including the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER.

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For more information, please contact:

Investor Relations and Financial Press
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 1170

Johnson Controls GmbH
Interior Experience
Astrid Schafmeister
Industriestr. 20-30
51399 Burscheid
Germany
E-mail: astrid.schafmeister@jci.com

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE and the TomTom RIDER. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and smartphones. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific.

About Johnson Controls , Inc.

Johnson Controls is a global leader in interior experience, building efficiency and power solutions. The company provides innovative automotive interiors and electronics that help make driving more comfortable, safe and enjoyable. For buildings, it offers products and services that optimize energy use and improve comfort and security. Johnson Controls also provides batteries for automobiles and hybrid-electric vehicles, along with systems engineering and service expertise. Johnson Controls (NYSE: JCI) has 136,000 employees in more than 1,000 locations serving customers in 125 countries. Founded in 1885, the company is headquartered in Milwaukee, Wisconsin. For additional information, please visit http: www.johnsoncontrols.com.